UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated June 16, 2015, announcing the acquisition of four existing VLCCs under construction.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: June 16, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

ACQUISITION OF FOUR EXISTING VLCCs UNDER CONSTRUCTION

•	Accretive transaction with purchase price below last market deal
•	Meets company objective both for fleet rejuvenation and prompt delivery
•	Ultimately reduces the average age of Euronav VLCC fleet
•	Acquisition fully funded by new and current debt capacity
Paddy Rodgers, CEO, said "Euronav is delighted to enhance our fleet with the addition of four high specification modern VLCCs. The tanker sector continues to perform strongly with a positive outlook. This accretive transaction further cements Euronav's position as the largest, independent quoted crude tanker platform."

1.	Acquisition of four new VLCCs
Euronav has entered into an agreement for the acquisition through resale of four VLCCs which are completing construction at Hyundai Heavy Industries for an aggregate purchase price of USD 384 million or USD 96 million per unit. The vessels are due to be delivered as early as September 2015, January, March and May 2016. In addition and against the payment of an option fee of an aggregate amount of USD 8 million, the seller has also agreed to grant Euronav an option to acquire up to a further 4 VLCCs sisters of the ones acquired at a price of USD 98 million each.

This transaction is consistent with three core company principles. Firstly, these vessels are ex-yard resales, which do not add supply to the market and therefore meet our stated aim to only add existing vessels to our fleet and not to order new ships. Ordering new vessels only reduces the value of the existing fleet globally. In addition there is the benefit of buying such vessels in series with the synergies of sister ships.

Secondly, the time lag between the purchase and the deliveries to the company will be very similar to buying a fleet on the water, therefore allowing the capital deployed to be rewarded by the freight market imminently.

Last, Euronav actively looks to regularly rejuvenate its fleet and enhance its operational strength. This will be achieved as these four vessels are of the latest design and similar or better to the ones acquired in July 2014.

2.	Financing of Acquisition
Euronav will meet the financing of this acquisition with existing borrowing facilities. The payment profile for this transaction will mean the largest portion of each payment for each vessel will be made on delivery of each ship. Balance sheet debt leverage will move from around 40% at the end of March 2015 to less than 50% and will therefore continue to be appropriately levered allowing the Company to retain its strength and flexibility.

3.	Dividend policy remains intact
As the acquisition is entirely funded with new debt and existing revolving facilities, Management confirms that the Company will maintain its current dividend policy of distributing at least 80% of its annual net result. Management believes the additional vessels should be accretive to Euronav earnings per share.

4.	Market update
The current quarter has been very stable with owners resolute in their discipline and freight rates being consistently strong throughout the quarter. Robust demand, growing oil supply and increased ton miles during the quarter underpin our confidence that the tanker market is at the start of a sustained multiyear recovery. The market remains dynamic with a number of new trading routes being established over the past year. We look forward to updating the market further when Euronav announces its Q2 earnings on July 30th.

5.	Disclosure
As is customary in the shipping industry, Euronav's management assesses transactions in the context of its fleet development on a regular basis. It is Euronav's policy not to comment on a proposed transaction until it has been approved by the Board of Directors and a firm agreement has been signed both for acquisitions and sales.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 770 368 4996
Email: IR@euronav.com

Announcement of second quarter results 2015: Thursday, 30 July 2015
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.